1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR ; NYSE American: ITRG
APRIL 8, 2021	www.integraresources.com

INTEGRA INTERSECTS HIGH GRADE GOLD-SILVER AT FLORIDA MOUNTAIN, CONTINUES
EXPLORATION SUCCESS AT LUCKY DAYS, ADDS TWO ADDITIONAL DRILL RIGS

  Florida Mountain drill highlights released today include:
    Drill hole FME-21-106
      12.90 grams per tonne ("g/t") gold ("Au") and 1,675.00 g/t silver ("Ag") (34.46 g/t gold equivalent ("AuEq")) over 1.52 meters ("m")
      15.17 g/t Au and 250.00 g/t Ag (18.39 g/t AuEq) over 0.92 m
    Drill hole FME-21-107
      16.86 g/t Au and 2472.00 g/t Ag (48.67 g/t AuEq) over 1.25 m
    Drill hole FME-21-104
      0.49 g/t Au and 125.72 g/t Ag (2.10 g/t AuEq) over 16.92 m
  Drill highlights from the Lucky Days Target include:
    Drill hole LDE-21-002
      0.50 g/t Au and 41.15 g/t Ag (1.03 g/t AuEq) over 25.15 m, including 2.13 g/t Au and 213.28 g/t Ag (4.87 g/t AuEq) over 2.13 m
    This drill hole, located on the southern end of a 1 kilometer ("km") long zone of anomalous soil and rock-chip geochemistry associated with old workings, suggests the potential for a large bulk-tonnage target at Lucky Days, alongside the newly discovered bulk-tonnage gold-silver target at Georgianna located 2 km to the west
  Two additional drill rigs are being added to the DeLamar Project, for a total of 4 drill rigs, to increase follow-up drilling on recent success at Florida Mountain and BlackSheep, expanding the effort to test for gold-silver mineralization expansion in multiple areas.
  The NI-43-101 Resource Estimate Update is currently expected in late Q2 2021, on track with guidance.
  The Pre-feasibility Study ("PFS") is scheduled for completion in Q4 2021. Extensive metallurgical testwork is underway on the oxide and transitional material at Florida Mountain as well as grind optimization and flotation testwork on the unoxidized composites.
  A video summary of today's news release is available by clicking the following link:
    https://www.youtube.com/watch?v=dZpTLDmKcc0

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V:ITR; NYSE American: ITRG) is pleased to announce multiple gold-silver drill results from the DeLamar Project, situated in southwestern Idaho. The drill holes announced today at Florida Mountain continue to demonstrate high-grade gold-silver mineralization continuity, in some cases 300 m outside of the resource model. In addition, the Company is pleased to announce a large, low-grade gold-silver intercept from the recently discovered Lucky Days Target situated in the BlackSheep District. The BlackSheep District, acquired in 2019, is a 30 square kilometer land package located immediately north-northwest of the DeLamar Deposit. As a result of recent exploration success in these two areas, the Company will add two additional drill rigs to the 2021 exploration program, which will bring the total drill count at the Project to four drill rigs by the end of April.

"In light of both continued success at Florida Mountain and the new gold-silver discoveries at BlackSheep, the Company has decided to accelerate exploration efforts by increasing the number of drill rigs on the project from two-to-four," noted George Salamis, Integra Resources' President and CEO. "At Florida Mountain it is becoming clear that a more meaningful drill program is warranted to advance the exploration of high-grade gold-silver potential below the existing low-grade pit-constrained resource. At BlackSheep, both the recent discovery of gold-silver mineralization at the Georgianna and Lucky Days Targets along with the sheer size of the untested, several-square-kilometer geophysical and soil geochemical anomalies present, indicate the necessity for additional drill rigs to accelerate further testing of the area. Drill success at multiple targets on the DeLamar Project over the past three years supports the Company's view that current exploration is merely beginning to scratch the surface of upside potential, beyond the existing gold-silver resource already identified at the DeLamar and Florida Mountain Deposits. The vast potential for expansion at DeLamar in multiple areas and targets strongly merits an increase in drill rigs on the Project and a larger exploration program."

To view a video summary of today's news release, please click the following link:

https://www.youtube.com/watch?v=dZpTLDmKcc0

Florida Mountain Drill Results

The following table highlights select intercepts from the Florida Mountain drill holes announced today.

Drill Hole	From (m)	To (m)	Interval (m) (1)	g/t Au(3)	g/t Ag(3)	g/t AuEq(2)
FME-20-097 including	138.53 139.36	140.51 139.60	1.98 0.24	2.76 18.76	474.82 3543.00	8.87 64.35
FME-20-099	142.34	143.87	1.53	2.09	3.87	2.14
FME-20-099	265.79	267.31	1.52	2.50	11.65	2.65
FME-20-099 including	306.93 306.93	311.20 308.46	4.27 1.53	0.43 0.98	133.87 294.00	2.16 4.76
FME-20-100 including	170.69 170.69	179.22 172.21	8.53 1.52	1.80 4.97	12.51 10.69	1.96 5.11
FME-20-101	159.41	160.93	1.52	4.53	1.16	4.54
FME-20-102 including including	157.89 157.89 168.55	170.08 159.41 170.08	12.19 1.52 1.53	0.39 0.72 1.78	24.85 110.00 39.12	0.71 2.14 2.28
FME-21-103	211.23	212.75	1.52	5.13	48.85	5.75

FME-21-103	272.40	273.71	1.31	2.43	240.00	5.52
FME-21-104 including	38.71 40.23	55.63 44.81	16.92 4.58	0.49 1.21	125.72 332.67	2.10 5.49
FME-21-105 including	43.28 44.81	51.82 46.03	8.54 1.22	0.51 2.79	83.75 97.36	1.58 4.04
FME-21-105	192.63	194.77	2.14	1.94	890.12	13.40
FME-21-105	216.71	217.32	0.61	1.89	723.00	11.20
FME-21-106	108.81	109.73	0.92	15.17	250.00	18.39
FME-21-106	221.59	223.11	1.52	12.90	1675.00	34.46
FME-21-107	122.83	124.08	1.25	16.86	2472.00	48.67

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

To view a plan map of the drill results announced today, click on the link below:

https://www.integraresources.com/site/assets/files/2572/florida_mountain_plan_april.pdf

To view a cross section of a selection of the drill results announced today, click on the link below:

https://www.integraresources.com/site/assets/files/2572/fm_xn_april.pdf

The intercepts reported today consist of mineralization with wide-spread low-grade gold-silver values, crosscut and underlain by narrower high-grade, steeply dipping low-sulphidation quartz-adularia veins. Widespread intercepts from both historic shallow oxide and transitional resource definition drilling and recent deeper drilling to vertical depths up to 400 m below surface (and 250 m below the base of the current resource) conducted by Integra over the previous two years has confirmed potentially mineable widths and grades for these high-grade structures.

Integra's exploration team has modeled 7 high-grade vein structures that appear similar in size and orientation to the historically productive high-grade Trade Dollar - Black Jack vein system. Most historic underground production reportedly stemmed from the Trade Dollar - Black Jack vein, while the remaining 6 veins saw limited production up until mining operations ceased with the start of World War I. Geometrically, the veins occur in the form of plunging shoots over an altitude difference of approximately 300 m below the apex of Florida Mountain. Strike lengths of the individual shoots tend to be 100 m to 200 m long and with widths of between 1 m and 8 m.

Integra refined its understanding of the controls on high-grade vein mineralization at Florida Mountain in early 2020 and has been using this model to specifically target the higher-grade "shoots" within the several vein systems identified to date. These higher-grade shoots are interpreted as being localized at the intersections of the four principal North-Northwest vein structures with a series of north-east trending splays. The Florida Mountain plan views linked below show the interpreted distribution of the principal veins and splays and the development of high-grade shoots (shown in thicker red) localized at the intersections with splays and at the sites of dilatational jogs. The level depicted, which is relatively shallow and will fall within the planned open pit, was chosen because of the abundant historic drill data available to demonstrate continuity of grade over lengths of up to 200 m.  Historic records indicate that the grade within these structures will be more coherent at greater depths within the granite. The deep intercepts on both the Stone Cabin / Tip Top and Alpine vein systems announced today are situated within some of these structurally controlled high-grade shoots.

Since 2018, Integra has drilled 35 drill holes at Florida Mountain that have specifically targeted high-grade shoots, in which 60 intervals with grades over 4.7 g/t AuEq and widths greater than 1.5 m have been encountered. The success of current high-grade drill targeting at Florida Mountain lends increased confidence to the exploration model and is a positive step towards the stated goal of defining a high-grade underground resource at Florida Mountain.

To view the interpreted vein structures at Florida Mountain at the 2,025 m level, click on the links below:

https://www.integraresources.com/site/assets/files/2572/fm_2025_m_level_dh_1-34.pdf

https://www.integraresources.com/site/assets/files/2572/fm_2025_m_level_dh_36-73.pdf

Drill Results for the Lucky Days Target within the BlackSheep District:

The following table highlights selected intercepts from the Lucky Days drill results announced today:

Drill Hole	From (m)	To (m)	Interval (m) (1)	g/t Au(3)	g/t Ag(3)	g/t AuEq(2)
LDE-21-002 including	11.58 26.82	36.73 28.95	25.15 2.13	0.50 2.13	41.15 213.28	1.03 4.87
LDE-21-002	63.40	64.92	1.52	0.20	68.73	1.08
LDE-21-002	135.03	142.65	7.62	0.61	36.21	1.07

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 60-70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

To view a plan map of the Lucky Days drill results announced today alongside IP chargeability, click on the link below:

https://www.integraresources.com/site/assets/files/2572/lucky_days_diagram.pdf

Drill hole LDE-21-002, released today, was designed to intercept a vein structure at a shallow depth (25-30 m), and the high silver intersected at this interval along with the shallow-level vein textures indicate the potential for high-grade mineralization at depth.  In addition, this drill hole clipped the southern end of an extensive zone of lower grade stockwork vein mineralization delineated by soil and rock-chip geochemistry and IP geochemistry. The 25.15 m intercept averaging 1.03g/t AuEq at the southern end of this 250 m x 100 m stockwork zone is a very encouraging indication of low-grade open pit potential. A 2,500 m Reverse Circulation ("RC") drill program is planned for early summer to further test the potential of this southern zone of stockwork vein mineralization at Lucky Days.  A similar sized zone of stockwork vein mineralization is located approximately 1 km to the north at the northern extent of Lucky Days, and the area in-between these two areas corresponds with a high-chargeability zone associated with soil arsenic ("As") and Au anomalies. Additional surface work is planned to delineate future drill targets in this central portion of Lucky Days.

BlackSheep: Geology, Structure and History

The BlackSheep District is cut by the large, north-northwest trending Milestone Fault. The Milestone Fault is host to a series of deep-seated mineralized controlling structures that have been mapped northwesterly from the DeLamar Deposit, through the Milestone Deposit and BlackSheep gold-silver occurrences.  Geological evidence suggests that this structural zone controlled the formation of a volcanic graben, with normal faulting, that extends to the west of the fault.  As the basin formed, it filled with permissive deposit host rocks, mainly rhyolites, latites, and volcanic sediments.  The Milestone Fault localized the flow of metal- rich hot spring waters, which altered and leached the host rock, and deposited metals in these areas.

To view the BlackSheep District and the Milestone structural corridor in relation to the DeLamar Deposit, click on the link below:

https://www.integraresources.com/site/assets/files/2572/bs_topo_map_vuse.pdf

Further underscoring the potential of the region, the BlackSheep District is host to extensive gold-silver-arsenic soil geochemical anomalies analogous to the size and scope of gold-silver-arsenic anomalies present at the multi-million ounce DeLamar and Florida Mountain deposits. The drill results announced today targeted a very small fraction of these geochemically anomalous areas, with large tracts of land at both Georgianna and Lucky Days still to be drilled. In addition, multiple targets with large geochemical anomalies within Blacksheep remain untested, including Twin Peaks, Statute Hills/Spain, Argentum and other highly gold-silver anomalous areas that remain untested by the Company.

To view the geochemical anomalies and targets within the BlackSheep District, click on the link below:

https://www.integraresources.com/site/assets/files/2572/bs_au_geochem_map_vuse.pdf

The geochemical anomalies within the BlackSheep District also coincide strongly with geophysics, including strong Induced Polarization ("IP") chargeability at both Georgianna and Lucky Days. The chargeability anomalies as shown in the diagram below, bare striking resemblance to the IP signature at the DeLamar Deposit, host to 2,810,000 ounces AuEq (1,572,000 oz Au and 96,183,000 oz Ag) (119,621,000 tonnes grading 0.41 g/t Au and 25.1 g/t Ag) in the Measured and Indicated ("M&I") and 401,000 oz AuEq (266,000 oz Au and 10,418,000 oz Ag) (21,291,000 tonnes grading 0.39 g/t Au and 15.2 g/t Ag) in the Inferred category. As is the case with the soil geochemical anomalies, only a small fraction of the IP chargeability anomaly has been tested to date by the exploration team.  Several square kilometers of this these IP chargeability anomalies remain to be tested in future exploration work.

To view the IP chargeability signature of the DeLamar Deposit in relation to the Blacksheep District's IP chargeability anomaly, click on the link below:

https://www.integraresources.com/site/assets/files/2572/bs_ip_map_vuse.pdf

The BlackSheep District has been host to historic mining dating to the late 1800's and early 1900's; however, due to the lack of accentuated topography in this area, and the relatively shallow level of erosion as compared to DeLamar and Florida Mountain, it is interpreted that these shallow historic workings did not go deep enough to intersect the level likely to be productive for high-grade mineralization. The vast land area is approximately 30 square kilometers and has seen very limited modern exploration. Integra's drill campaign in the BlackSheep District represents the first concerted exploration program in this highly prospective area.

Current Drill Status and Future Exploration Drilling

The drill results announced today provide a significant basis for expanding the current exploration drill program from two drill rigs to four drill rigs by the end of April. Currently the Company has one drill rig positioned at Florida Mountain and one drill rig positioned at Henrietta Ridge, an area located on the far western edge of the DeLamar Deposit resource. The additional drill rigs will be positioned at Florida Mountain and in the BlackSheep District.

Pre-feasibility Study and Resource Estimate Update

The updated DeLamar Deposit and Florida Mountain Deposit NI-43-101 Resource Estimate is expected to be delivered in late Q2 2021. All modelling is well advanced. The PFS is on track for completion and delivery in Q4 2021. As part of the PFS, the Company has undertaken an extensive metallurgical program to ensure consistent recoveries on the heap-leach pads and milling scenario. Planned Florida Mountain oxide and transitional metallurgical testwork is nearing completion with the 19th and final composite in column leach testing. This final test is a master composite of transitional material at 1/4" crush designed to test for size sensitivity analysis. Unoxidized material from the Florida Mountain Deposit is also being further analysed for grind optimization and flotation work. Additional PFS related work is underway for the Q4 2021 report. For further details related to the current PFS and optimization / trade-off studies currently underway, please refer to the January 21, 2021 press release linked below:

https://integraresources.com/site/assets/files/2834/2021-jan-21_delamar_silver_and_plans_for_2021_vfinal.pdf

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration, and Timothy D. Arnold (PE, SME), Integra's Chief Operating Officer, both of Reno, Nevada. Each is a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the completion of a Pre-feasibility Study in Q4 2021 designed to advance the DeLamar Project towards permitting and a potential construction decision. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. . In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates and PEA; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used herein are Canadian mining terms used in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time (the "CIM Definition Standards"). Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC") Industry Guide 7 ("Industry Guide 7"). United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Under Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and historically they have not been permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public under Industry Guide 7 by U.S. companies in SEC filings.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.